UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_] No [X]

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SABESP ANNOUNCES THE SETTLEMENT OF THE PUBLIC OFFERING OF ITS SHARES

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Company” or “Sabesp”) (B3: SBSP3; NYSE: SBS) informs its shareholders and the market of the settlement of its public offering of 220,470,000 common shares (“Shares”), including 1,789,502 American Depositary Shares (“ADSs”), each ADS representing one common share, evidenced by American Depositary Receipts (“Global Offering”).

The Global Offering consisted of an international public offering and placement of Shares outside Brazil, including in the form of ADSs, including in the United States, registered with the SEC under the U.S. Securities Act of 1933, as amended (the “International Offering”) and a concurrent public offering of Shares in Brazil. The International Offering was conducted pursuant to a registration statement on Form F-3 filed with the SEC on June 21, 2024 and a final prospectus supplement filed on July 18, 2024 (the “Prospectus Supplement”). The registration statement on Form F-3 and the Prospectus Supplement, including documents incorporated therein by reference, may be accessed through the SEC’s website at www.sec.gov. The Global Offering consisted solely of the distribution of Shares owned by the State of São Paulo (the “Selling Shareholder”), as indicated in the Prospectus Supplement.

The Brazilian underwriters exercised the overallotment option representing 15.0% of the Shares (28,756,956 Shares, included in the 220,470,000 Shares mentioned above) offered in the Global Offering. There was no overallotment option in connection with the offering of ADSs.

Today we delivered the ADSs through the facilities of The Depository Trust Company against payment in New York, New York. Delivery of the Shares was made in Brazil through the book-entry facilities of the B3 Central Depository (Central Depositária da B3).

São Paulo, July 22, 2024

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer